Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2014		2013

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$3,685		3,774
Distributions greater (less) than equity in earnings of affiliates	1,131	*	(29)
Fixed charges, excluding capitalized interest**	216		181

	$5,032		3,926

Fixed Charges
Interest and debt expense, excluding capitalized interest	$171		130
Capitalized interest	120		179
Interest portion of rental expense	19		17

	$310		326

Ratio of Earnings to Fixed Charges	16.2		12.0

  *Includes a significant distribution from a Canadian joint venture.

**Includes amortization of capitalized interest totaling approximately $27 million in 2014 and $34 million in 2013.